                                        Alternative Investments Client Services

                                        Princeton Corporate Campus
                                        800 Scudders Mill Road, 2H
                                        Plainsboro, New Jersey 08536

[MERRILL LYNCH INVESTMENT MANAGERS LOGO]

                                    May 19, 2005
Mr. Stephen Jacobs
Accounting Branch Chief
United States Securities and Exchange Commission
450 Fifth Street NW
Washington DC  20549

Re:  ML JWH Strategic Allocation Fund LP - file no. 0-28928

Dear Mr. Jacobs:

In response to your comment letter dated May 10 for the above referenced file number, we would like to assure the U.S. Securities and Exchange Commission that we have received the manually signed annual reports from our auditors, Deloitte and Touche, prior to submitting our 10K files via EDGAR. We maintain these manual signatures in our files on site for 18 months and then are housed off site for 10 years. We will indicate the auditor signature electronically in futures filings.

If you have any further inquiries, you may contact me directly at 609-282-6091 or via email at barbra_kocsis@ml.com. You may also contact the Chief Financial Officer, Michael Pungello.

Regards

\s\ Barbra E. Kocsis

Barbra E. Kocsis
Vice President/Fund Controller
MLIM Alternative Investments Accounting Services